July 28, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-5546

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc. Form 10-K

for the fiscal year ended July 3, 2004

Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005

File No. 000-27024

Filed February 9, 2005

Ladies and Gentlemen:

This letter is issued to provide additional clarification with respect to the telephonic discussions of July 21, 2005 among members of the SEC Staff, representatives of Nobel Learning Communities, Inc. (“NLCI”) and NLCI’s auditor, BDO Seidman, and NLCI’s counsel, Ballard Spahr, relating to NLCI’s letter to the Staff dated July 14, 2005.

As we discussed with you, during fiscal 2005, in connection with the implementation of its strategy, new management of NLCI developed and disseminated to management the form of information it believed was required to operate the business and effectively communicate to all members of management. The form of such reports was included in our July 14, 2005 letter. New management determined it would be best for all members of management to receive the same information to educate members not familiar with the education business and help in the development of strong communications throughout NLCI. In addition, consistent with new management’s experience in prior multi-unit companies, it was felt that having each level of management receive the same form of reports would help implement and strengthen the new culture, management’s objectives, teamwork and communication. While the same reports may be disseminated to the entire management group, different levels of management focus on and utilize the reports for different purposes based on their responsibilities and accountabilities. For example, while field and regional management may need to look at individual school results, the

1 of 4

CODM utilizes reports at a summary level primarily to make corporate decisions regarding strategy or asset allocation by operating segment. As such, the reports delivered to the Staff with our previous response were furnished to all members of management. Keep in mind although our new COO had business experience in education related entities prior to joining NLCI, neither our new CEO (our CODM) nor our CFO had any prior business experience with education entities.

Although the CODM received this breadth of information to further educate himself to the business, as we have discussed with you, he managed the business through the chain of command outlined in the organization chart submitted with our July 14, 2005 letter. The information that he relied on was contained in the summary information which was part of the information he received. Specifically, he looked at “Nobel Totals” which, with the exception of charter school management services, represents our private pay school operating segment. To better align our internal management reports to the way the CODM manages the business which is only at the private pay school and charter management operating segment levels, NLCI has recently developed revised internal management reports. Examples of these revised internal management reports are included with this letter. These reports will be used beginning with the first weekly report August 1, 2005, which is the final weekly report for July 2005, and first month end report for July 2005.

The revised internal management reports that the CODM will receive on a regular basis, will provide information on the two operating segments identified in the July 14, 2005 letter; 1) private pay schools and 2) management services provided to charter schools.

A second telephonic discussion between the Staff and NLCI on July 22 was held to inquire whether the Staff had questions about the aggregation of components one level below its operating segments. Three questions were raised during that call: 1) as a quantitative measure gross margins between the private pay school regions appeared to be dissimilar; 2) as a quantitative measure it was noted that HLA had a more significant gross margin gap; and 3) the qualitative criteria were dissimilar for HLA as it is a more specialized in that it delivers curriculum to special needs high school students. The following table supports NCI determination the gross margins continue to migrate to a similar long term economic characteristic:

	Gross Margin
	2005 Est	2004
North	11%	12%
South	14%	14%
West	15%	13%

Total	13%	13%

Please note that the difference in the gross margin reported in its May 31, 2005 letter to the Staff and those listed in this letter for the North and South regions is due to the movement of the district FL1 to the North from the South in fiscal 2005 and therefore the need to maintain consistency of the regions to provide reasonable comparability. The movement of FL1 to the North was done to improve span of control in those parts of the organization and better utilize the relative strengths of the management in those regions.

2 of 4

Based on the above, NLCI believes that its determination of aggregation of the three regions is correct under SFAS 142 and paragraph 17 of SFAS 131 into one reporting unit. Additionally, NLCI determined HLA is not a separate reporting unit as its differences are not significant enough based on the facts that the gross margin difference relates solely to its cost of occupancy, the region distributes its curriculum in the same fashion as the other regions, that is in a live (face to face) teaching environment, all other aggregation criteria under paragraph 17 of SFAS 131 are identical and the region represents approximately 1.8% of total fiscal 2005 revenue.

With the above aggregation information and the revised internal management report for the CODM, NLCI reasserts the positions stated in the July 14 letter as to how it conducts its business. The revised form of internal management report aligns and reinforces the way NLCI’s CODM makes, and for fiscal 2005 made, decisions about the business. This supports NLCI’s determination under SFAS 131 and SFAS 142 that NLCI has three operating segments, two reportable segments and three reporting units. It is understood that TAC, which was represented as one operating segment and one reporting unit, ceased operations in fiscal 2005 with only $54,000 in revenue.

Our audit firm, BDO Seidman has reviewed this revised form of internal management report issued to NLCI’s CODM and BDO supports management’s determination of segments and reporting units.

NLCI also notes that the following companies with multi-site operations report one operating segment according to most recent filings:

Companies in our industry:

1.	Bright Horizons Family Solutions, Inc.

2.	Kindercare Learning Centers, Inc.

Other multi-site business with similar operating models:

3.	The Home Depot, Inc.

4.	J.C. Penney Company, Inc.

5.	The May Department Stores Company

6.	Federated Department Stores, Inc.

7.	Barnes & Noble, Inc.

8.	Pep Boys-Manny Moe & Jack Inc.

We believe that these companies provide corroborating evidence to support NLCI’s accounting treatment as correctly applying the guidance of SFAS 131 and SFAS 142.

We believe this revised form of report along with the information provided with our July 14, 2005 letter supports NLCI’s prior determination that it properly determined its operating segments and reporting units in accordance with the applicable guidance. If the

3 of 4

Staff believes additional discussion on this matter is required we believe a face to face meeting would be the most efficient manner to conclude this process. We appreciate the Staff’s consideration of this matter for a timely response so that we can meet our filing deadline for our fiscal 2005 10-K.

Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

/s/ Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka
Richard P. Jaffe
Lawrence Shapiro

4 of 4

Nobel Learning Communities

Weekly Operations Report - Jul ’05

example data

Weeks in Month	4
Week #	4
$ scale	$1,000

Net Revenue	Bud Jul	Bud MTD	Act MTD	PY Act MTD	Var MTD Act v Bud	%	% of Full Month Bud	Var Act v PY	%
Private Pay Schools	$2,000	$2,000	$2,000	$2,000	$—	0%	100%	$—	0%
Charter Schools	$100	$100	$100	$100	$—	0%	100%	$—	0%

Nobel Total (1)	$2,100	$2,100	$2,100	$2,100	$—	0%	200%	$—	0%

Payroll	Bud Jul	Bud MTD	Act MTD	Var MTD	Bud % of Rev	Act % of Rev	Var % of Rev
Private Pay Schools	$500	$500	$500	$—	25.0%	25.0%	0.0%
Charter Schools	$20	$20	$20	$—

Nobel Total (1)	$520	$520	$520	$—

Contribution Margin	Bud Jul	Bud MTD	Act MTD	Var MTD	%
Private Pay Schools	$1,500	$1,500	$1,500	$—	0%
Charter Schools	$80	$80	$80	$—	0%

Nobel Total (1)	$1,580	$1,580	$1,580	$—	0%

(1)	excludes closed schools and registration accrual

Jul ’05 Actual vs.Budget P&L

Nobel Learning Communities, Inc.

Example Data

Weeks in Month	4
Scale	$1,000

	Month - Actual						Month - Budget
	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Gross Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Gross Profit
Private Pay	$1,000	$100	$100	$100	$100	$600	$1,000	$100	$100	$100	$100	$600
Charter	$100	$—	$10	$10	$—	$80	$100	$—	$10	$10	$—	$80

Sub-Total	$1,100	$100	$110	$110	$100	$680	$1,100	$100	$110	$110	$100	$680

	Variance to Budget						Actual % of Rev
	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Gross Profit	Personnel	Controllable	Semi Variable	Fixed	Gross Profit
Private Pay	$—	$—	$—	$—	$—	$—	10.0%	10.0%	10.0%	10.0%	60.0%
Charter	$—	$—	$—	$—	$—	$—	0.0%	10.0%	10.0%	0.0%	80.0%

Sub-Total	$—	$—	$—	$—	$—	$—	9.1%	10.0%	10.0%	9.1%	61.8%

	Personnel % of Rev
	Bud % of Rev	Act % of Rev	Variance
Private Pay	10.0%	10.0%	0.0%
Charter	0.0%	0.0%	0.0%

Sub-Total	9.1%	9.1%	0.0%